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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 7)
                                 OPTIBASE, LTD.
                                (Name of Issuer)

        ORDINARY SHARES
 NOMINAL VALUE NIS 0.13 PER SHARE                           M7524R108
   (Title of class of securities)                         (CUSIP number)

                              DAVID P. STONE, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153

            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                DECEMBER 2, 2003
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all Exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

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

----------------------------------- ---------------------------------------------- -------------- ----------------------------------
CUSIP No.                           M7524R108                                           13D                            Page 2 of 6
----------------------------------- ---------------------------------------------- -------------- ----------------------------------
------------------------------------------------------------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   MOSHE NAMDAR
                       I.R.S. IDENTIFICATION NO.                                                  N/A
                       OF ABOVE PERSON (ENTITIES ONLY):
---------------------- -------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                          (A) [X]
                                                                                                                  (B) [_]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- -----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                        PF

---------------------- ------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                       TO ITEM 2(d) OR 2(e):                                                                          [_]
---------------------- -------------------------------------------------------------------------- ----------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                                      ISRAELI

----------------------------------- -------- ---------------------------------------------------- ----------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   888,974
              SHARES
                                    -------- ---------------------------------------------------- ----------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:
             OWNED BY
                                    -------- ---------------------------------------------------- ----------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              888,974
            REPORTING
                                    -------- ---------------------------------------------------- ----------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:

---------------------- -------------------------------------------------------------------------- ----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   1,401,136 (1)

---------------------- ------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                         [ ]
---------------------- ------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                    11.33%

---------------------- -------------------------------------------------------------------------- ----------------------------------
         14            TYPE OF REPORTING PERSON:                                                  IN

---------------------- -------------------------------------------------------------------------- ----------------------------------

                                       2

-------------------
(1) Mr. Moshe Namdar disclaims beneficial ownership of all ordinary shares that are owned, may be owned or deemed owned by Mr. Avraham Namdar.

----------------------------------- ---------------------------------------------- -------------- ----------------------------------
CUSIP No.                           M7524R108                                           13D                         Page 3 of 6
----------------------------------- ---------------------------------------------- -------------- ----------------------------------



------------------------------------------------------------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   AVRAHAM NAMDAR
                       I.R.S. IDENTIFICATION NO.                                                  N/A
                       OF ABOVE PERSON (ENTITY ONLY):
---------------------- -------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                            (A) [X]
                                                                                                                    (B) [_]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- -----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      PF

---------------------- -------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                       TO ITEM 2(d) OR 2(e):                                                                            [_]
---------------------- ----------------------------------------------------------- -------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       ISRAELI

----------------------------------- -------- ---------------------------------------------------- ----------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   512,162
              SHARES
                                    -------- ---------------------------------------------------- ----------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:
             OWNED BY
                                    -------- ---------------------------------------------------- ----------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              512,162
            REPORTING
                                    -------- ---------------------------------------------------- ----------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:

---------------------- -------------------------------------------------------------------------- ----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   1,401,136 (1)

---------------------- -------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                           [ ]

---------------------- -------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        11.33%

---------------------- ----------------------------------------------------------- -------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   IN

---------------------- ----------------------------------------------------------- -------------------------------------------------

-------------------
(1) Mr. Avraham Namdar disclaims beneficial ownership of all ordinary shares that are owned, may be owned or deemed owned by Mr. Moshe Namdar

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CUSIP No.              M7524R108                13D              Page 4 of 6
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ITEM 1.    SECURITY AND ISSUER

           This Amendment No. 7 ("Amendment No. 7") amends and supplements the statement on Schedule 13D filed on July 24, 2002 (the "Statement"), as amended and supplemented by Amendment No. 1, filed on August 1, 2002, Amendment No. 2, filed on October 3, 2002, Amendment No. 3, filed on November 25, 2002, Amendment No. 4, filed on December 30, 2002, Amendment No. 5, filed on February 25, 2003 and Amendment No. 6 filed on October 23, 2003, relating to Ordinary Shares, par value NIS 0.13 per share (the "Ordinary Shares"), of Optibase Ltd., a corporation organized under the laws of Israel (the "Issuer") filed on behalf of Messrs. Moshe and Avraham Mandar (collectively, the "Reporting Persons").

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Moshe Namdar and Mr. Avraham Namdar are brothers. As a result, each of the Reporting Persons may be deemed to beneficially own 1,401,136 Ordinary Shares, or approximately 11.33% of the total outstanding Ordinary Shares (based on the number of the Issuer's Ordinary Shares outstanding as of June 15, 2003, of 12,371,206, as stated in the Issuer's report on form 6-K, filed with the Securities and Exchange Commission on August 15, 2003).

(b) Mr. Moshe Namdar has the power to vote or direct the vote and dispose or direct the disposition of 888,974 Ordinary Shares covered by this Schedule 13D.

           Mr. Avraham Namdar has the power to vote or direct the vote and dispose or direct the disposition of 512,162 Ordinary Shares covered by this
Schedule 13D.

(c) Transactions in the Ordinary Shares effected by the Reporting Persons since October 21, 2003 are described in Schedule A attached hereto and incorporated herein by reference. All such transactions were effected in the open market on the Nasdaq National Market.

(d), (e)   Not applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.                        Description
-----------                        -----------

Schedule A               Information concerning transactions in the Ordinary
                         Shares effected by the Reporting Persons

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CUSIP No.         M7524R108                 13D                    Page 5 of 6
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SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 7 is true, complete and correct.

December 9, 2003

                                      Moshe Namdar

                                       /s/ Moshe Namdar
                                      ------------------------------------------



                                      Avraham Namdar

                                       /s/ Avraham Namdar
                                      -----------------------------------------

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CUSIP No.         M7524R108         13D                         Page 6 of 6
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                                   SCHEDULE A

                 Schedule of Transactions in the Ordinary Shares

Sales of Ordinary Shares by Mr. Moshe Namdar:

 DATE OF TRANSACTION         NUMBER OF SHARES       PRICE PER SHARE
 -------------------         ----------------       ---------------
------------------------- ---------------------- ---------------------
     11/13/2003                   4,500                 7.030
------------------------- ---------------------- ---------------------
     12/02/2003                 210,000                 7.760
------------------------- ---------------------- ---------------------
     12/03/2003                  52,800                 8.203
------------------------- ---------------------- ---------------------